February 16, 2016

VIA EDGAR

CONFIDENTIAL

Mr. Rufus Decker, Accounting Branch Chief

Ms. Linda Cvrkel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	China Xiniya Fashion Limited
Form 20-F for Fiscal Year Ended December 31, 2014
Filed April 28, 2015
Response dated January 15, 2016
File No. 1-34958

Dear Mr. Decker and Ms. Cvrkel:

China Xiniya Fashion Limited (the "Company") thanks the staff of the Securities and Exchange Commission (the "Staff") for its letter dated February 5, 2016 and its review of and comments on the Company's annual report on Form 20-F filed on April 28, 2015 (the "2014 Annual Report"). In response to the Staff's comments, the Company will reflect in its Annual Report on Form 20-F for the year ended 2015 the financial statement revisions requested by the Staff, including the requested reclassification adjustments to sales and costs of sales amounts in the 2014 financial statements to reflect the change in estimate and to account for the subsequent resales in the same manner as the other sales.

* * *

If you have any questions regarding this submission, please contact our compliance counsel, Mr. Alan Seem of Shearman & Sterling LLP, at +1-650-838-3753 or aseem@shearman.com or contact meat ngcheejiong@xiniya.com.

Very truly yours,

/s/ Chee Jiong Ng
Chee Jiong Ng
Chief Financial Officer

Enclosures

cc:	Qiming Xu, Chairman and Chief Executive Officer, China Xiniya Fashion Limited
Alan Seem, Shearman & Sterling LLP